UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

JHW Pan Asia Strategies TE Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o J.H. Whitney Investment Management, LLC
711 Fifth Avenue
Suite 410
New York, NY 10022

Telephone Number (including area code):

(888) 369-1860

Name and address of agent for service of process:

Name: William Ng
JHW Pan Asia Strategies TE Fund, LLC
c/o J.H. Whitney Investment Management, LLC
711 Fifth Avenue
Suite 410
New York, NY 10022

with a copy to:

Joshua B. Deringer, Esquire
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

   ☒  Yes                                       ☐  No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York, as of the 15th day of January, 2010.

JHW Pan Asia Strategies TE Fund, LLC

By:	/s/ William Ng
Name: William Ng
Title: President

Attest:

/s/ Jia Wenjian
Name: Jia Wenjian
Title: Associate